Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

October 19, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on May 28, 2015 regarding the Trust’s Post-Effective Amendment No. 401, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 10, 2015 for the purpose of registering shares of the WisdomTree Strong Dollar Emerging Markets Equity Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please revise the Fund’s strategy in the “Principal Investment Strategies of the Fund” section to specify that the Index consists of equity securities of emerging markets companies, rather than emerging markets companies.

Response: We have made the requested change.

2.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Hartford Houston London Los Angeles Miami Moscow New York

Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Singapore Tokyo Washington Wilmington

Mr. Ed Bartz October 19, 2015 Page 2

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.58%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.58%

*	Other Expenses are based on estimated amounts for the current fiscal year.

3.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: Confirmed. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet its 80% requirement.

4.	Comment: The Staff notes that the Index consists of equity securities of emerging markets companies that derive more than 15% of their revenue from the United States. The Staff does not consider 15% to be a “significant” source of revenue from the United States and requests that this disclosure be revised.

Response: We respectfully decline to make the requested change. An emerging market company that derives more than 15% of its revenue from exports to the United States would likely consider the U.S. market to be a significant source of its revenue in the same way that a fund investing 15% of its total assets in the securities of issuers of a single country or in a specific type of security would consider such investments to be significant. Further, in context, “significant revenue from exports to the United States” is a specific reference to “more than 15% of their revenue from the United States.” Thus, the meaning of the word “significant” is not ambiguous within the context of the Fund’s principal investment strategy.

5.	Comment: Please revise the Index description in the “Principal Investment Strategies of the Fund” section to include criteria that provides the significance of “Strong Dollar” in the name of the Index and the Fund.

Response: A strengthening U.S. dollar generally causes emerging markets companies’ exports to the United States to be relatively less expensive in the U.S. market and therefore may result in greater demand for such exports in the United States. The Index consists of equity securities of emerging markets companies that derive more than 15% of their revenue from the United States. Such companies are positioned to benefit from a strengthening U.S. dollar. We have added the following disclosure to the Fund’s strategy to explain why emerging markets companies earning significant revenue from the United States are well positioned to benefit from a strong U.S. dollar:

A strengthening U.S. dollar causes emerging markets companies’ exports to the United States to be less expensive in the U.S. market and, therefore, may result in

Mr. Ed Bartz October 19, 2015 Page 3

greater demand for such exports in the United States. Furthermore, when the U.S. dollar is strengthening, an emerging market company’s revenue and profits earned in the U.S. market may appreciate when being converted back into local currencies.

6.	Comment: Please explain why being incorporated or domiciled in and listing shares on the stock exchange of an emerging market country ties an issuer to the economic risks and fortunes of an emerging market country.

Response: In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that each of the criteria listed in the Fund’s “Principal Investment Strategies of the Fund” section (i.e., incorporation or domicile in and listing on the stock exchange of an emerging market country) is a general indicator that an issuer is tied economically to emerging market countries.

7.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $200 million. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: Although we have made the requested change, a minimum market capitalization requirement in the small cap range (e.g., at least $200 million) does not necessarily mean that the Fund will have exposure to small cap securities as a principal investment. This requirement sets the floor for Index components’ market capitalization, not the ceiling. To be eligible for inclusion in the Index, securities must meet additional criteria and, as a result, the final Index portfolio may consist primarily of securities with market capitalizations that far exceed those of small cap securities. In this instance, however, we have added the requested disclosure because the Index is expected to comprise small cap securities as part of its principal strategy.

8.	Comment: In the “Principal Investment Strategies of the Fund” section, please provide a plain English explanation of the “calculated volume factor” described in the Index eligibility criteria.

Response: We have removed the “calculated volume factor” criterion from the list of Index eligibility criteria in the second paragraph of the “Principal Investment Strategies of the Fund” section. A description of the calculated volume factor was moved to the fourth paragraph of the

Mr. Ed Bartz October 19, 2015 Page 4

section to clarify that the calculated volume factor adjustment occurs after Index components are selected and weighted. Accordingly, we have deleted the following disclosure:

In the event that a company has a calculated volume factor that is less than $400 million as of the annual Index screening date, the company’s weight in the Index will be reduced, which may cause the weight of a sector and/or country to rise above its maximum cap. In response to market conditions, sector and country weights may fluctuate above the specified cap between annual Index screening dates.

and replaced it with the following paragraph:

In addition, the Index methodology includes volume factor adjustments such that if a component security does not meet certain trading volume thresholds, the security will either be eliminated from inclusion in the Index or its weight in the Index will be reduced and reallocated pro rata among the other securities.

In addition, given that the volume factor adjustment does not have a material effect on the overall composition of the Index, we have added a more detailed description of its mechanics to the “WisdomTree Index Description” section of the SAI as follows:

Applying the Calculated Volume Factor Adjustment. After applying the initial Index eligibility criteria screens and weighting scheme, each Index component’s “calculated volume factor” is determined. The calculated volume factor is the security’s average daily dollar trading volume for the three months preceding the Index screening date divided by the security’s weight in the Index. If a component security’s calculated volume factor is:

•	at least $400 million, the security is included in the Index and its weight in the Index is not reduced.

•	less than $200 million, the security is deleted from the Index and its weight is allocated pro rata among the remaining component securities. For example, if a security’s weight in the Index is 2%, but its calculated volume factor is only $100 million, the security is deleted from the Index. Accordingly, 2% of the Index’s weight would be reallocated among the other Index components on a pro rata basis.

•

$200 million or more, but less than $400 million, the security’s weight in the Index will be reduced. The component security’s reduced weight is calculated by dividing its calculated volume factor by $400 million and multiplying this fraction by the company’s weight. For example, if a security’s weight in the Index is 2%, but its calculated volume factor is only $300 million, the security’s weight in the Index is reduced to 1.5% (i.e., the outcome of dividing $300 million by $400 million and multiplying by 2%).

Mr. Ed Bartz October 19, 2015 Page 5

The reduction in weight is reallocated pro rata among the other component securities in the Index. Accordingly, 0.5% of the Index’s weight would be reallocated among the other Index components on a pro rata basis.

9.	Comment: Please provide greater detail in the “Principal Investment Strategies of the Fund” section to explain how (i) the “highest positive correlation in equity performance to a strong U.S. dollar” is calculated for the purposes of the Index’s modified market capitalization weighting scheme, and (ii) the Index determines the specific weight of each Index component.

Response: We have added the following disclosure to the third paragraph of the Fund’s principal investment strategy:

Each stock’s correlation with the U.S. dollar is measured and correlations can range from -1.0 to 1.0. Those stocks with the highest (or most positive) correlations to the U.S. dollar receive higher weights in the Index. The stock’s weight is composed of two factors: 25% is determined by its market capitalization relative to other Index constituents and the other 75% is based on the rank of each stock’s correlation to the U.S. dollar as described above.

10.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: consumer discretionary, industrial and information technology.

11.	Comment: Please confirm that the Fund is non-diversified based on the Index’s constitution.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it appropriate to consider the Fund as non-diversified.

12.	Comment: Please disclose in the “Shares of the Fund May Trade at Prices Other Than NAV” description under the “Principal Risks of Investing in the Fund” section that premiums and discounts are likely to be greater and more persistent than typical ETFs due to the fact that foreign markets and domestic markets are non-synchronous.

Response: We have revised the “Shares of the Fund May Trade at Prices Other Than NAV” discussion under “Principal Risks of Investing in the Fund” as follows:

Mr. Ed Bartz October 19, 2015 Page 6

As with all exchange-traded funds (“ETFs”), Fund shares may be bought and sold in the secondary market at market prices. The trading prices of the Fund’s shares in the secondary market generally differ from the Fund’s daily NAV and there may be times when the market price of the shares is more than the NAV (premium) or less than the NAV (discount). This risk is heightened in times of market volatility or periods of steep market declines. Because securities held by the Fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of domestic ETFs.

We have revised the “Shares of the Fund May Trade at Prices Other Than NAV” discussion under “Additional Principal Risk Information About the Fund” as follows:

As with all ETFs, Fund shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of the shares of a Fund will approximate the Fund’s NAV, there may be times when the market price and the NAV vary significantly, including due to supply and demand of the Fund’s shares and/or during periods of market volatility. Because securities held by a Fund trade on foreign exchanges that are closed when a Fund’s primary listing exchange is open, there are likely to be deviations between the current price of an underlying security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by domestic ETFs. Thus, you may pay more (or less) than NAV when you buy shares of a Fund in the secondary market, and you may receive more (or less) than NAV when you sell those shares in the secondary market. If an investor purchases Fund shares at a time when the market price is at a premium to the NAV of the Fund’s shares or sells at a time when the market price is at a discount to the NAV of the Fund’s shares, an investor may sustain losses.

13.	Comment: Please revise the second paragraph under “Determination of Net Asset Value” to reflect that “estimates of value furnished by a pricing service or brokers who make markets in such instruments” refers to fair value pricing, not the calculation of net asset value.

Response: We have replaced the second paragraph under “Determination of Net Asset Value” with the following disclosure:

In calculating its NAV, the Fund generally values: (i) equity securities (including preferred stock) traded on any recognized U.S. or non-U.S. exchange at the last sale price or official closing price on the exchange or system on which they are principally traded; (ii) unlisted equity securities (including preferred stock) at the last quoted sale price or, if no sale price is available, at the mean between the highest bid and lowest ask price; and (iii) short-term debt securities with remaining maturities of 60 days or less at current market quotations or mean prices obtained from broker-dealers or independent pricing service providers. In addition, the Fund may invest in

Mr. Ed Bartz October 19, 2015 Page 7

money market funds which are valued at their NAV per share and affiliated ETFs which are valued at their last sale or official closing price on the exchange on which they are principally traded.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

Beau Yanoshik, Esq.